                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC. 20549


                                  ----------


                                   FORM 11-K
                  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                  ----------


For the year ended                         Commission file number:
 December 31, 1996                         Apertus Technologies Incorporated
                                            Savings and Investment Plan 2-91060


                            Full title of the plan:

                       Apertus Technologies Incorporated
                          Savings and Investment Plan


                                  ----------


Name of Issuer:


                       Apertus Technologies Incorporated
                       ---------------------------------


           Minnesota                                   41-1349953
-------------------------------                    -------------------
(State or other jurisdiction of                     (I.R.S. Employer
incorporation of organization)                     Identification No.)


                 7275 Flying Cloud Drive
                 Eden prairie, Minnesota                 55344
                 ---------------------------------------------
         (Address of principal executive offices)     (Zip Code)



Issuer's telephone number, including area code: (612)828-0300

                         Report of Independent Auditors

Apertus Technologies Incorporated
    Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Apertus Technologies Incorporated Savings and Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the year ended December 31, 1996 and the nine months ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996 and the nine months ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                    /s/ Ernst & Young LLP


Minneapolis, Minnesota
May 19, 1997

                       Apertus Technologies Incorporated
                          Savings and Investment Plan

                Statement of Net Assets Available for Benefits

                               December 31, 1996


                                                               Stable           Fixed           Income          Equity
                                                Fund            Asset           Income          Growth          Growth
                                               Totals           Fund             Fund            Fund            Fund
                                          -----------------------------------------------------------------------------------------
Assets
Accrued income                              $    8,467         $      1         $  8,437      $        3       $        9

Investments
Money market funds                              50,287              101           12,455           3,795           11,851
Piper Trust Collective Stable
   Asset Fund                                  310,087          310,087               --              --               --
Apertus Technologies Fixed
   Income Fund                                 562,393               --          562,393              --               --
Fidelity Advisors Income and
   Growth Fund                               1,053,269               --               --       1,053,269               --
Fidelity Advisors Equity Portfolio
   Growth Fund                               3,001,865               --               --              --        3,001,865
Piper Trust Emerging Growth Fund             2,498,644               --               --              --               --
Marshall International Stock Fund            1,041,747               --               --              --               --
Apertus Technologies
   Incorporated Common Stock                   140,504               --               --              --               --
Participant loans                              321,104               --               --              --               --
                                          -----------------------------------------------------------------------------------------
Total investments                            8,979,900          310,188          574,848       1,057,064        3,013,716
                                          -----------------------------------------------------------------------------------------
Net assets available for benefits           $8,988,367         $310,189         $583,285      $1,057,067       $3,013,725
                                          =========================================================================================


                                              Emerging            International        Apertus
                                               Growth                 Stock             Stock           Loan
                                                Fund                   Fund             Fund            Fund
                                          --------------------------------------------------------------------------
Assets
Accrued income                              $       11             $        4         $      2        $     --

Investments
Money market funds                              14,930                  5,171            1,984              --
Piper Trust Collective Stable
   Asset Fund                                       --                     --               --              --
Apertus Technologies Fixed
   Income Fund                                      --                     --               --              --
Fidelity Advisors Income and
   Growth Fund                                      --                     --               --              --
Fidelity Advisors Equity Portfolio
   Growth Fund                                      --                     --               --              --
Piper Trust Emerging Growth Fund             2,498,644                     --               --              --
Marshall International
   Stock Fund                                       --              1,041,747               --              --
Apertus Technologies
   Incorporated Common Stock                        --                     --          140,504              --
Participant loans                                   --                     --               --         321,104
                                          --------------------------------------------------------------------------
Total investments                            2,513,574              1,046,918          142,488         321,104
                                          --------------------------------------------------------------------------
Net assets available for benefits           $2,513,585             $1,046,922         $142,490        $321,104
                                          ==========================================================================


See notes to financial statements.

                       Apertus Technologies Incorporated
                          Savings and Investment Plan

                Statement of Net Assets Available for Benefits

                               December 31, 1995


                                                               Stable           Fixed          Income         Equity
                                                Fund            Asset           Income         Growth         Growth
                                               Totals           Fund             Fund           Fund           Fund
                                          ----------------------------------------------------------------------------------
Assets
Contributions receivable                    $      645        $    140          $    140     $       --       $     --
Other receivables                                  104               4                18              9             --
Accrued income                                  21,658               6             7,692         13,915             11

Investments
Money market funds                             131,236          62,131            40,285          4,214          8,805
Apertus Technologies Incorporated
   Common Stock                                435,899              --                --             --             --
Fidelity Advisors Equity Portfolio
   Growth Fund                               2,247,753              --                --             --      2,247,753
Fidelity Advisors Income and
   Growth Fund                               1,017,859              --                --      1,017,859             --
Apertus Technologies Fixed
   Income Fund                                 579,982              --           579,982             --             --
Piper Trust Collective Stable Asset
   Fund                                        415,510         415,510                --             --             --
Piper Trust Emerging Growth Fund             1,464,812              --                --             --             --
Marshall International Stock Fund              694,969              --                --             --             --
Participant loans                              245,001              --                --             --             --
                                          -----------------------------------------------------------------------------------
Total investments                            7,233,021         477,641           620,267      1,022,073      2,256,558
                                          -----------------------------------------------------------------------------------
Total assets                                 7,255,428         477,791           628,117      1,035,997      2,256,569

Liabilities
Accrued liabilities                              5,038             102               264            586          1,341
Due from/to other funds                             --         (59,149)          (36,679)       (15,646)        46,476
                                          -----------------------------------------------------------------------------------
Net assets available for benefits           $7,250,390        $418,540          $591,174     $1,019,765     $2,301,704
                                          ===================================================================================


                                             Emerging      International       Apertus
                                              Growth           Stock            Stock          Loan
                                               Fund            Fund             Fund           Fund
                                          ----------------------------------------------------------------
Assets
Contributions receivable                   $      126         $    116        $    123      $     --
Other receivables                                  39               34              --            --
Accrued income                                     22               --              12            --

Investments
Money market funds                              7,755            4,404           3,642            --
Apertus Technologies Incorporated
   Common Stock                                    --               --         435,899            --
Fidelity Advisors Equity Portfolio
   Growth Fund                                     --               --              --            --
Fidelity Advisors Income and
   Growth Fund                                     --               --              --            --
Apertus Technologies Fixed
   Income Fund                                     --               --              --            --
Piper Trust Collective Stable
   Asset Fund                                      --               --              --            --
Piper Trust Emerging Growth Fund            1,464,812               --              --            --
Marshall International Stock Fund                  --          694,969              --            --
Participant loans                                  --               --              --       245,001
                                          ----------------------------------------------------------------
Total investments                           1,472,567          699,373         439,541       245,001
                                          ----------------------------------------------------------------
Total assets                                1,472,754          699,523         439,676       245,001

Liabilities
Accrued liabilities                             1,110            1,184             447             4
Due from/to other funds                        57,873               81           7,044            --
                                          ----------------------------------------------------------------
Net assets available for benefits          $1,529,517         $698,420        $446,273      $244,997
                                          ================================================================


See notes to financial statements.

                       Apertus Technologies Incorporated
                          Savings and Investment Plan

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1996

                                                               Stable           Fixed           Income          Equity
                                                Fund            Asset           Income          Growth          Growth
                                               Totals           Fund             Fund            Fund            Fund
                                          ----------------------------------------------------------------------------------
Additions:
   Investment income:
      Dividends and interest income       $   154,966       $     111       $  41,220       $    34,929       $    12,555
      Net appreciation/
        (depreciation) in fair value          510,901          25,895         (10,398)           51,260           415,626
                                          ----------------------------------------------------------------------------------
Total investment income                       665,867          26,006          30,822            86,189           428,181

Contributions:
   Participants                             1,348,239          58,158          70,795           149,849           437,774
   Company                                    130,299           7,091           5,931            16,593            42,542
                                          ----------------------------------------------------------------------------------
Total contributions                         1,478,538          65,249          76,726           166,442           480,316
Transfer from affiliate plan                  630,410          18,349          10,137            58,165           321,844
                                          ----------------------------------------------------------------------------------
Total additions                             2,774,815         109,604         117,685           310,796         1,230,341

Deductions:
   Benefit payments                        (1,029,016)       (174,600)       (145,212)         (160,273)         (267,984)
   Expenses                                    (7,822)         (2,821)           (183)             (392)             (880)
                                          ----------------------------------------------------------------------------------
Total deductions                           (1,036,838)       (177,421)       (145,395)         (160,665)         (268,864)

Interfund transfers                                --         (40,534)         19,821          (112,829)         (249,456)
                                          ----------------------------------------------------------------------------------
Net increase/(decrease)                     1,737,977        (108,351)         (7,889)           37,302           712,021
Net assets beginning of year                7,250,390         418,540         591,174         1,019,765         2,301,704
                                          ----------------------------------------------------------------------------------
Net assets end of year                    $ 8,988,367       $ 310,189       $ 583,285       $ 1,057,067       $ 3,013,725
                                          ==================================================================================

                                              Emerging      International      Apertus
                                               Growth           Stock           Stock            Loan
                                                Fund            Fund             Fund            Fund
                                          -------------------------------------------------------------------
Additions:
   Investment income:
      Dividends and interest income       $       748       $    22,450       $     195       $ 42,758
      Net appreciation/
        (depreciation) in fair value          225,990           135,062        (332,534)            --
                                          -------------------------------------------------------------------
Total investment income                       226,738           157,512        (332,339)        42,758

Contributions:
   Participants                               381,255           175,246          75,162             --
   Company                                     35,173            15,128           7,841             --
                                          -------------------------------------------------------------------
Total contributions                           416,428           190,374          83,003             --
Transfer from affiliate plan                  194,664            22,013           5,238             --
                                          -------------------------------------------------------------------
Total additions                               837,830           369,899        (244,098)        42,758

Deductions:
   Benefit payments                          (208,260)          (60,279)        (12,408)            --
   Expenses                                      (942)           (1,861)           (743)            --
                                          -------------------------------------------------------------------
Total deductions                             (209,202)          (62,140)        (13,151)            --

Interfund transfers                           355,440            40,743         (46,534)        33,349
                                          -------------------------------------------------------------------
Net increase/(decrease)                       984,068           348,502        (303,783)        76,107
Net assets beginning of year                1,529,517           698,420         446,273        244,997
                                          -------------------------------------------------------------------
Net assets end of year                    $ 2,513,585       $ 1,046,922       $ 142,490       $321,104
                                          ===================================================================

See notes to financial statements.

                       Apertus Technologies Incorporated
                          Savings and Investment Plan

           Statement of Changes in Net Assets Available for Benefits

                      Nine months ended December 31, 1995

                                                                    Stable          Fixed             Income            Equity
                                                     Fund            Asset          Income            Growth            Growth
                                                    Totals           Fund            Fund              Fund              Fund
                                          -------------------------------------------------------------------------------------
Investment income:
   Dividends and interest income               $    85,901       $     (27)      $  36,146       $    31,225       $     3,512
   Net appreciation/
      (depreciation) in fair value                 580,637          17,598          11,695            64,590           463,498
                                          -------------------------------------------------------------------------------------
Total investment income                            666,538          17,571          47,841            95,815           467,010

Participant contributions                          805,690          57,336          44,597           127,686           212,004
Company contributions                               93,955           6,538           6,088            15,316            25,692
Withdrawals                                       (309,739)        (21,955)       (158,202)          (12,481)          (28,088)

Interfund transfers                                   --           (71,434)        (59,820)          (67,427)          178,163
Other                                               14,335            --              --                --                --
                                          -------------------------------------------------------------------------------------
Net increase/(decrease) in
   net assets                                    1,270,779         (11,944)       (119,496)          158,909           854,781
                                          -------------------------------------------------------------------------------------
Net assets available for benefits,
   beginning of period                           5,979,611         430,484         710,670           860,856         1,446,923
                                          -------------------------------------------------------------------------------------
Net assets available for benefits,
   end of period                               $ 7,250,390       $ 418,540       $ 591,174       $ 1,019,765       $ 2,301,704
                                          =====================================================================================
                                                  Emerging     International       Apertus
                                                   Growth          Stock            Stock             Loan
                                                    Fund           Fund              Fund             Fund
                                               ----------------------------------------------------------------
Investment income:
   Dividends and interest income               $       231       $  14,689       $     125       $    --
   Net appreciation/
      (depreciation) in fair value                 299,123          56,164        (332,031)           --
                                               ----------------------------------------------------------------
Total investment income                            299,354          70,853        (331,906)           --

Participant contributions                          162,935         120,945          80,187            --
Company contributions                               18,228          12,849           9,244            --
Withdrawals                                        (25,285)        (18,608)        (43,267)         (1,853)

Interfund transfers                                173,082         (66,833)        (86,219)            488
Other                                                 --              --              --            14,335
                                               ----------------------------------------------------------------
Net increase/(decrease) in
   net assets                                      628,314         119,206        (371,961)         12,970
Net assets available for benefits,
   beginning of period                             901,203         579,214         818,234         232,027
                                               ----------------------------------------------------------------
Net assets available for benefits,
   end of period                               $ 1,529,517       $ 698,420       $ 446,273       $ 244,997
                                               ================================================================

See notes to financial statements.

                        Apertus Technologies Incorporated
                           Savings and Investment Plan

                          Notes to Financial Statements

                                December 31, 1996



1. Plan Description

Apertus Technologies Incorporated (the Company) adopted the Lee Data Corporation Savings and Investment Plan effective June 1, 1984 and adopted a restated version of such plan effective April 1, 1988. The Plan was renamed the Apertus Technologies Incorporated Savings and Investment Plan (the "Plan") during fiscal year 1991. Effective January 1, 1996, the Plan is available to employees of the Company who are scheduled to complete at least 1,000 hours of service during the 12-month period starting on their employment date. Prior to that date, only employees of the Company who had worked 1,000 hours were eligible to participate in the Plan.

Any employee employed by the Company before January 1, 1984 was eligible to participate in the Plan on the effective date.

The Plan provides that eligible employees may contribute on a pre-tax basis up to 15% of their earnings to the maximum as stated by law. Such contributions are not subject to income taxes until withdrawn from the Plan. Company matching contributions are discretionary as determined by the Board of Directors. During fiscal year 1996 and the nine month period ended December 31, 1995, the Company contributed an amount equal to 25% of the employee's contribution, up to the first 4% of the employee's pre-tax compensation. Employee contributions are 100% vested immediately. Company contributions vest at the rate of 25% for each year of service as a Plan participant. An employee with 4 years of service becomes fully vested in the Plan regardless of length of participation. Benefits are paid upon retirement, death, disability or termination of employment. Participant forfeitures are used to reduce, by an equivalent amount, employer contributions. Administration expenses of the Plan are payable out of fund assets except to the extent the Company, in its discretion, directly pays them.

Participants may borrow funds against their investment account. Loans (principal plus interest) are repaid through payroll deductions. Interest is charged at the prime rate plus one percent, computed 60 days before the date of the loan. The security for each loan is the participant's account.

                        Apertus Technologies Incorporated
                           Savings and Investment Plan

                    Notes to Financial Statements (continued)



1. Plan Description (continued)

Effective January 1, 1996, the BlueLine Software Inc. 401(k) Profit Sharing Plan and plan assets totaling $630,410 were merged into the Plan.

Effective January 1, 1996, the assets of the Plan are held by Piper Trust Company (the "Trustee"). Prior to January 1, 1996, the Trustee was Marshall Illsley Trust Company. The Plan is administered by a committee appointed by the Board of Directors of the Company.

The foregoing description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

2. Significant Accounting Policies

The Plan operates on the accrual basis of accounting.

Investments are stated at market value. Investments in common stock are based on market quotations. Other investments are stated at market value as determined by the Trustee based on market value of the funds and the number of units in each fund. Market values are determined based on an active market.

All common stock transactions are recorded based on trade date.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                        Apertus Technologies Incorporated
                           Savings and Investment Plan

                    Notes to Financial Statements (continued)



3. Investment Program

The Plan participants can direct that their contributions be invested in one or more of the following funds in increments of 5%.

Stable Asset Fund (Piper Trust Collective Stable Asset Fund)--This fund may invest in a diversified portfolio of insurance contracts from insurance companies.

Fixed Income Fund (Apertus Technologies Fixed Income Fund)--This fund may invest in U.S. Government and agency securities, prime commercial paper, guaranteed investment contracts, and the money market funds of the trustee.

Income Growth Fund (Fidelity Advisor Income and Growth Fund)--This fund may invest in both stocks and bonds.

Equity Growth Fund (Fidelity Advisor Equity Portfolio Growth Fund)--This fund may invest in growth stocks and the securities of smaller lesser known companies, as well as medium and larger size companies.

Emerging Growth Fund (Piper Trust Emerging Growth Fund)--This fund may invest in stocks of small to medium sized companies. At least 65% of the assets are invested in companies with significant presence in the Midwest, Mountain and Pacific Northwest regions. Typically 90% of the fund's assets will be invested in common stocks.

International Stock Fund (Marshall International Stock Fund)--This fund may invest in stocks and securities of companies and governments outside the United States.

Apertus Stock Fund--This fund may invest in shares of Apertus Technologies Incorporated common stock.

Contributions received and not yet invested in a fund are invested in Temporary Investments held by the Trustee.

                        Apertus Technologies Incorporated
                           Savings and Investment Plan

                    Notes to Financial Statements (continued)



4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 2, 1993 that the trust established for the plan is exempt from federal income taxes by reason of Section 501 of the Internal Revenue Code
(IRC). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Pension Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. Related Party Transactions

All administration costs of the Plan except for the loan program are paid by the Company. Brokers' commissions and fees, if any, incurred in connection with the segregated funds are paid by the Plan.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                        Apertus Technologies Incorporated
                           Savings and Investment Plan

            Item 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1996

                                                   Description of Investment,
                                                    Including Maturity Date,
                                                    Rate of Interest, Current                                      Fair
           Identity of Issue                          Par or Maturity Value                    Cost                Value
--------------------------------------------------------------------------------------------------------------------------------
Apertus Technologies Incorporated*                 62,446 shares of Common Stock           $   382,736          $   140,504
Fidelity Advisors Equity Portfolio
   Growth Fund                                     71,456 shares                             2,299,069            3,001,865
Fidelity Advisors Income and Growth Fund           64,302 shares                               954,628            1,053,269
Marshall International Stock Fund                  88,284 shares                               888,506            1,041,747
Piper Trust Collective Stable Asset Fund*          21,090 shares                               275,905              310,087
Piper Trust Emerging Growth Fund*                  204,305 shares                            2,276,079            2,498,644
Piper Trust U.S. Government Money
   Market Fund*                                    50,287 shares                                50,287               50,287
Apertus Technologies Fixed Income Fund:
   U.S. Treasury Note                              $10,000 face, 5.625%, due 10/31/97            9,997               10,006
   U.S. Treasury Note                              $20,000 face, 6.750%, due 5/31/97            20,369               20,113
   U.S. Treasury Note                              $25,000 face, 6.500%, due 5/15/97            25,078               25,117
   U.S. Treasury Note                              $30,000 face, 6.375%, due 5/15/99            29,883               30,272
   U.S. Treasury Note                              $30,000 face, 8.875%, due 2/15/99            31,959               31,744
   U.S. Treasury Note                              $40,000 face, 5.125%, due 11/30/98           39,231               39,488
   U.S. Treasury Note                              $45,000 face, 5.125%, due 2/28/98            44,387               44,719
   U.S. Treasury Note                              $50,000 face, 6.000%, due 8/15/99            49,852               50,250
   U.S. Treasury Note                              $70,000 face, 7.375%, due 11/15/97           69,956               71,050
   U.S. Treasury Note                              $75,000 face, 5.000%, due 2/15/99            73,555               73,664
   U.S. Treasury Note                              $75,000 face, 6.500%, due 8/15/97            74,883               75,492
   U.S. Treasury Note                              $90,000 face, 6.125%, due 5/15/98            90,156               90,478

Participant loans                                                                                    0              321,104
                                                                                      ------------------------------------------
Total assets held for investment purposes                                                   $7,686,516           $8,979,900
                                                                                      ==========================================

*   Indicates party-in-interest to the Plan.

                        Apertus Technologies Incorporated
                           Savings and Investment Plan

                  Item 27d--Schedule of Reportable Transactions

                          Year ended December 31, 1996

                                                                  Purchase     Selling     Cost of      Current         Net Gain
Identity of Party Involved   Description of Transaction             Price       Price       Asset        Value           (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
Category (i)--Individual transactions in excess of 5% of Plan assets

Fidelity Advisors Equity     Purchased 10,122 shares            $   374,000              $   374,000   $   374,000
Portfolio Growth Fund

Category (iii)--Series of transactions in excess of 5% of Plan assets

Benchmark Diversified Fund   Purchased 2,604,236 shares in
                                260 transactions                  2,604,236                2,604,236     2,604,236
                             Sold 2,604,536 shares in
                                222 transactions                             $2,604,536    2,604,536     2,604,536     $     -

Fidelity Advisors Equity     Purchased 20,345 shares in
Portfolio Growth Fund           26 transactions                     792,076                  792,076       792,076
                             Sold 9,139 shares in
                                12 transactions                                 369,697      284,647       369,697      85,050

Piper Trust Emerging         Purchased 81,242 shares in
Growth Fund                     26 transactions                   1,174,600                1,174,600     1,174,600
                             Sold 10,601 shares in
                                6 transactions                                  139,422      116,107       139,422      23,315

                        Apertus Technologies Incorporated
                           Savings and Investment Plan

            Item 27d--Schedule of Reportable Transactions (continued)


                                                              Purchase        Selling     Cost of        Current       Net Gain
Identity of Party Involved    Description of Transaction        Price          Price       Asset          Value         (Loss)
----------------------------------------------------------------------------------------------------------------------------------

Category (iii) Series of transactions in excess of 5% of Plan assets (continued)

Piper U.S. Government         Purchased 1,154,874 shares in
Money Market                      196 transactions            $1,154,874                 $1,154,874      $1,154,874
                              Sold 1,104,587 shares in
                                  141 transactions                          $1,104,587    1,104,587       1,104,587   $     -

Fidelity Advisors             Purchased 14,371 shares in
Income & Growth Fund              23 transactions                234,717                    234,717         234,717
                              Sold 15,784 shares in
                                  13 transactions                              245,339      232,453         245,339    12,886


There were no category (ii) or (iv) reportable transactions during 1996.

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